September 16, 2024

Joseph D. Perillo
Executive Vice President and Chief Financial Officer
Patriot National Bancorp Inc
900 Bedford Street
Stamford, CT 06901

        Re: Patriot National Bancorp Inc
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 000-29599
Dear Joseph D. Perillo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Loans Held for Investment, page 22

1. We note the tabular disclosure on page 22 detailing the composition of your gross loan
        portfolio, which includes commercial real estate (   CRE   ). Given the
significance of CRE
        in your total loan portfolio, please revise your disclosures, in future filings, to quantify owner-occupied and non owner-occupied amounts and further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment. For example, we note disclosure on pages 45 and 57 of your June 30, 2024
        Form 10-Q indicating that you are restricting loan growth and reducing your total and risk-based assets.
Allowance for Credit Losses, page 24
 September 16, 2024
Page 2

2. We note a significant increase in net charge-offs and ratio of net charge-offs to average loans to $17.3 million and 1.93% for the year ended December 31, 2023, respectively, from $1.5 million and 0.18% for the year ended December 31, 2022, respectively.
       Further, we note that a significant component of these increases occurred within your
       Consumer and Other loan portfolio segment. Please revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in this ratio or the related components, during the periods presented. For example, clarify whether this increase was directly related to the consumer loans purchased from a third party you discuss on page 64. Refer to Item 1405(b) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Consolidated Statements of Cash Flows (Unaudited), page 8

3. We note your presentation of a single line item for representing the net (decrease) increase in FHLB, FRB and correspondent bank borrowings within financing activities. Please revise your presentation, in future filings, to separately present the gross proceeds and repayment amounts associated with your borrowings for each reporting period. Refer to
       ASC 230-10-45-14 and 15.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Credit Losses on Loans, page 46

4. We note your disclosure of credit ratios for allowance for credit losses to total loans, net charge-offs to average loans and nonperforming loans to total loans, net. Please address the following:
           Revise your disclosures, in future filings, to also disclose the ratio of allowance for credit losses to nonaccrual loans at each period end. Refer to Item 1405(a)(3) of
           Regulation S-K.
           For each ratio, revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in the ratios, or the related components, during the periods presented. Where appropriate and applicable, include discussion for each loan category and the factors, trends and activities impacting that loan category. Refer to
           Item 1405(b) of Regulation S-K.
Deposits, page 49

5. We note your disclosure of uninsured deposits, as well as ratios for uninsured deposits to total deposits and uninsured deposits to total deposits excluding Digital Payments deposits. Please address the following.
           Revise your disclosures in future filings, here or where appropriate, to clearly describe the nature and terms of the Digital Payment deposits and explain how they are determined to qualify or not qualify for FDIC insurance. In regards to your ratio of uninsured deposits to total deposits excluding Digital
           Payments deposits, tell us how you considered this as a potential non-GAAP financial measure and whether it represents an individually tailored accounting methodology.
           Refer to Question 100.04 of the non-GAAP C&DI.
           Revise your disclosures, in future filings, to include the detailed calculation and
 September 16, 2024
Page 3

           reconciliation of the above measure.
Provision for Credit Losses, page 56

6. We note your discussion of changes in the provision for credit losses for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023, which appear to primarily be due to the decline in classification of a single CRE loan along with the impact of a decline in valuation of a previously classified CRE loan. Please revise your discussion, in future filings, to provide more details associated with the referenced CRE loans, such as the principal amount of the loans, and factors driving the changes in the provision for credit losses from period to period. Non-interest Income, page 56

7. We note that your non-interest income increased for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 primarily attributable to higher non-
       interest income from the Bank's Digital Payments division. Please tell us and revise your disclosures, here and elsewhere as appropriate, in future filings to explain the nature of the digital payments income, including the contractual terms, how it is calculated, when it began, what exact services are being provided and how. In addition, revise your significant accounting policies disclosures, in future filings, in footnote 2 beginning on page 10 to include disclosure of your accounting policy for the digital payments income.
Liquidity, page 56

8. We note your disclosure on page 50 that as of June 30, 2024, Patriot borrowed a total of
       $69.0 million under the Bank Term Funding Program ("BTFP"). Please revise your disclosures, in future filings, to include more robust discussion of your sources of liquidity, capital resources and your plans to repay the borrowings under the BTFP when they come due with accompanying discussion of any impacts it could have on your results of operations, net interest income and other ratios to the extent applicable.
9. Please provide a more informative discussion and analysis of cash flows from operating, investing and financing activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, we note that there were significant increases in the originations of loans held for sale in 2024 compared to 2023, and significant decreases in the originations of loans held for investment. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item
       303(a) of Regulation S-K.
10. We note your disclosures regarding available sources of liquidity and narrative disclosures regarding outstanding FHLB and FRB borrowings. In future filings,
       please consider expanding your disclosure for the following:
           include tabular disclosure of all available sources of liquidity by type of borrowing capacity (e.g., Federal Home Loan Bank borrowings, FRB borrowing capacity, etc.), with the table showing total borrowing capacity, less borrowings outstanding, remaining capacity, and additional sources of liquidity (e.g., cash, securities, etc.) to arrive at total available liquidity; and September 16, 2024
Page 4

             discuss available sources of liquidity measured against levels of uninsured or total deposits, to the extent that you consider this internally in managing your liquidity levels.
Capital, page 57

11. We note that as of June 30, 2024, the Bank did not meet all of its regulatory capital requirements and during the second quarter, the Bank significantly reduced its total and risk-based assets to work towards achieving the IMCR targets, which the trend is expected to continue into the remainder of 2024 with a goal of achieving/exceeding the IMCR ratios by the end of 2024. Please revise your disclosure, in future filings, to provide specific details of management's plans and policies to reduce total and risk-based assets.
       In addition, include discussion of any impacts that result from not meeting the regulatory capital requirements. Please also revise, in future filings, the related disclosure in your
       Risk Factors as appropriate to address any risks associated with not meeting your regulatory capital requirements and any additional policies or procedures that have been or are expected to be adopted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance